希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : Kevin.chan@hysan.com.hk

Our Ref : : SEC/KCH/HYSAN/USSEC/L15[redacted]
Your Ref :

Exemption No. 82-1617

20 July 2005
BY AIR MAIL

The U.S. Securities and Exchan
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

Pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"), we furnish herewith a copy of the announcement dated 19 July 2005 – Continuing Connected Transactions, that was published in the Hong Kong newspapers on 20 July 2005 for your kind attention.

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Kevin Chan
Deputy Company Secretary

Enc.

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)
(Stock Code: 00014)

Continuing Connected Transaction
Lease arrangements exceeding the cap disclosed in previous announcement

Reference is made to the announcement dated 19 July 2004 in respect of lease arrangement of office units in Lee Gardens Two between Barrowgate Limited ("Barrowgate"), a non-wholly-owned subsidiary of Hysan Development Company Limited ("Hysan", Hysan and its subsidiaries are referred to as "Hysan Group", holding 65.36% equity interest in Barrowgate) with Jebsen and Company Limited and MF Jebsen International Limited ("the Leases").

The annual consideration of the Leases includes the rental for office units and carparking spaces and operating charges. The operating charges are reviewed and determined in accordance with Hysan rates generally applicable to its portfolio.

The operating charges were revised with effect from 1 July 2005. Barrowgate also rented two additional carparking spaces to Jebsen and Company Limited. As a result, the annual consideration for the Leases exceeds the cap as disclosed in previous announcement.

Pursuant to Rule 14A.36 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules"), Hysan is required to re-comply with Rules 14A.35(3) and (4) of the Listing Rules. As each of the percentage ratios (other than the profit ratio) in respect of the new annual consideration is less than 2.5%, the Leases are only subject to announcement and reporting requirements and are exempted from the independent shareholders' approval requirements under the Listing Rules.

Barrowgate Limited ("Barrowgate"), a non-wholly-owned subsidiary of Hysan (65.36% equity interest) holds the property known as Lee Gardens Two at 28 Yun Ping Road, Hong Kong. Barrowgate has lease arrangements with the following connected persons in respect of office units and carparking spaces in Lee Gardens Two. Particulars of the Leases are set out below:

Connected person	Date of Agreement	Terms	Premises	Annual Consideration *(Note 1)* *HK$*
Jebsen and Company Limited *(Note 2)*	10 September 2003	4 years commencing from 1 September 2003	Office units at 28th to 31st Floors	14,053,410
	Various carpark agreements	On monthly basis with various commencement dates	3 carparking spaces	
	19 April 2005	3 months commencing from 1 May 2005	1 carparking space	
	19 April 2005	On monthly basis commencing from 1 May 2005	1 carparking space	
MF Jebsen International Limited *(Note 3)*	23 April 2004 and a Supplemental Deed of 12 July 2004	4 years commencing from 1 February 2004 and 3 years and 7 months commencing from 1 July 2004	Office units at 24th and 25th Floors	6,376,938
	1 May 2003	On monthly basis commencing from 1 May 2003	1 carparking space	

Notes:

1. *The annual consideration includes rental for office units and carparking spaces and operating charges for 12 months.* Where the unexpired term of the lease is less than one year, the annual consideration will be calculated on a pro-rata basis. The operating charges are reviewed and determined in accordance with Hysan rates generally applicable to its portfolio and have been revised with effect from 1 July 2005. Barrowgate also rented two additional carparking spaces to Jebsen and Company Limited.
2. Jebsen and Company Limited is a substantial shareholder of Barrowgate, holding 10% equity interest.
3. MF Jebsen International Limited is a connected person by virtue of the controlling interest of an associate of a non-executive Director.

GENERAL

The Hysan Group's principal activities are property investment, management and development and has a sizeable property portfolio in Hong Kong with one of its core business in property leasing.

REGULATORY ASPECTS

The operating charges were revised with effect from 1 July 2005. Barrowgate also rented two additional carparking spaces to Jebsen and Company Limited. As a result, the annual consideration for the Leases exceeds the cap as disclosed in previous announcement. Accordingly, pursuant to Rule 14A.36 of the Listing Rules, Hysan is required to re-comply with Rules 14A.35(3) and (4) of the Listing Rules. As each of the percentage ratios (other than the profit ratio) in respect of the revised annual consideration is less than 2.5%, the Leases are only subject to announcement and reporting requirements and are exempted from the independent shareholders' approval requirements under the Listing Rules. Particulars of the Leases will be disclosed in future annual reports and accounts of Hysan in accordance with Rule 14A.46 of the Listing Rules.

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen, David Muir Turnbull and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Director, Property) Pauline Wah Ling Yu Wong.

By Order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 19 July 2005